June 27, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: Monteagle Funds (the “Trust”)

File Numbers: 333-41461, 811-08529

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust hereby respectfully requests withdrawal of the following Post-Effective Amendments to the Trust’s Registration Statement on Form N-1A (the “Amendments”):

Post-Effective Amendment Number	Date Filed	Submission Type	Accession Number
67	6/14/2018	485BXT	0001162044-18-000384
66	5/31/2018	485BXT	0001162044-18-000367
65	5/10/2018	485BXT	0001162044-18-000313
64	4/27/2018	485BXT	0001162044-18-000258
63	4/13/2018	485BXT	0001162044-18-000248
62	2/14/2018	485APOS	0001162044-18-000094

The Amendments relate to the Monteagle Fixed Income Funds, a series of the Trust. Post-Effective Amendment No. 62 was filed for the purpose of lowering the ratings of securities of permitted investments in portfolio of the Monteagle Fixed Income Fund to BBB.  No securities were sold in connection with the Amendments and the Trust has determined not to proceed with the inclusion of BBB securities within the permitted investments of the Monteagle Fixed Income Fund at this time.

Pursuant to the requirements of Rule 478 of the 1933 Act, this application for withdrawal of the Post-Effective Amendments set forth above has been signed by the President of the Trust this 27th day of June 2018.

If you have any questions or comments regarding the Amendments or the foregoing matters, please do not hesitate to contact Charles R. Ropka of the Law Office of C. Richard Ropka at (856) 374-1744.

Very truly yours,

Monteagle Funds

By: /s/ Paul B. Ordonio

Paul B. Ordonio

President